UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1933.

Commission File Number 1-11535

Burlington Northern Santa Fe, LLC

(Exact name of registrant as specified in its charter)

2650 Lou Menk Drive
Fort Worth, Texas 76131
(800) 795-2673

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01

(Title of each class of securities covered by this Form)

4.700% Notes due October 1, 2019
6.75% Debentures due March 15, 2029
6.70% Debentures due August 1, 2028
8.125% Debentures due April 15, 2020
7.95% Debentures due August 15, 2030
6.75% Notes due July 15, 2011
5.90% Notes due July 1, 2012
4.875% Notes due January 15, 2015
6.20% Debentures due August 15, 2036
5.65% Debentures due May 1, 2017
6.15% Debentures due May 1, 2037
5.75% Notes due March 15, 2018
7.00% Notes due February 1, 2014
6.875% Debentures due December 1, 2027
7.25% Debentures due August 1, 2097
4.30% Notes due July 1, 2013
7.125% Notes due December 15, 2010
Puttable Reset Securities due May 13, 2029
7.29% Debentures due June 1, 2036
6.875% Debentures due February 15, 2016
7.00% Debentures due December 15, 2025
6.53% Medium-Term Notes, Series A due July 15, 2037
6.613% Fixed/Floating Rate Junior Subordinated Notes due 2055

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.01:	1

Pursuant to the requirements of the Securities Exchange Act of 1934, Burlington Northern Santa Fe, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

BURLINGTON NORTHERN SANTA FE, LLC

Date:	February 26, 2010	By:	/s/ James H. Gallegos
Name: James H. Gallegos
Title: Vice President – Corporate General Counsel